April 23, 2015
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Life Insurance Company
Post-Effective Amendment No. 1 (File No. 333-200329)
CIK Number: 0000205695
Dear Mr. Oh:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide"). This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On March 27, 2015, Nationwide filed Post-Effective Amendment No. 1 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 1 on April 16, 2015. The revisions in this correspondence filing are as a result of your April 16, 2015 oral comments.
1.	Per the requirements of Item 501(b)(5) of Regulation S-K, include a cross-reference to the "Risk Factors" section on the cover page of the prospectus.
Response. Nationwide represents that the following new paragraph will be added to the cover page of the prospectus in the definitive prospectus:
GTOs are subject to certain risks (see Risk Factors on page 6).
In addition, Nationwide represents that the following new section will be added immediately after the "Information about the GTOs" section in the definitive prospectus:
Risk Factors
Withdrawals prior to the Maturity Date will be subject to a Market Value Adjustment.
Withdrawals for any reason prior to the Maturity Date, including for the purpose of annuitizing the variable annuity contract that the GTO is offered through, will be subject to a Market Value Adjustment. The Market Value Adjustment may decrease the value of the withdrawal.
Suspension of allocations to or from the GTOs.
If volatility in financial markets compromises the ability of Nationwide to process allocations to or from the GTOs in an orderly manner, Nationwide may temporarily suspend the right to make additional allocations to the GTOs and/or to effect transfers or withdrawals from the GTOs.
Guarantees subject to the claims paying ability of Nationwide.
The guarantees associated with the GTOs are paid from Nationwide's general account and, therefore, are subject to the claims paying ability of Nationwide.
Variable Annuity contract charges will reduce the credited guaranteed interest rate.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

GTOs are available as investment options under variable annuity contracts. The variable annuity contracts have fees and charges, some of which may be assessed against allocations made to the GTO. The variable annuity contract's fees and charges assessed against allocations made to the GTO will reduce the credited guaranteed interest rate by the amount of the applicable fee or charge.
2.	The disclosure describing Nationwide in the "About Nationwide" sections for 1933 Act Filing Nos. 333-203062 and 333-196863 is different than the disclosure describing Nationwide in the "Nationwide Life Insurance Company" section for 1933 Act Filing No. 333-200329. Explain why they are different or make the disclosure consistent.
Response. We revised the "Nationwide Life Insurance Company" section for 1933 Act Filing No. 333-200329 to make it consistent with the disclosure in 1933 Act Filing Nos. 333-203062 and 333-196863 as follows (emphasis added):
Nationwide is a stock life insurance company organized under Ohio law in March, 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.
Nationwide is a member of the Nationwide group of companies. Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies. The Companies were organized under Ohio law in December of 1925 and 1933 respectively. The Companies engage in a general insurance and reinsurance business, except life insurance.
Nationwide is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 ("1934 Act"). In reliance on that exemption, Nationwide does not file periodic reports that would be otherwise required under the 1934 Act.
You can request additional information about Nationwide by contacting us:
■	In writing: P.O. Box 182021, Columbus, Ohio 43218-2021
■	By telephone: 1-800-848-6331, TDD 1-800-238-3035
■	By the internet: http://www.nationwide.com/nw/investor-relations/index.htm.
3.	In the "Legal Proceedings" section, the cases titled "Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z" and "Lehman Brothers Holdings, Inc. (Debtors) and Giddens, James v NLIC and NMIC, et al." were removed from the disclosure. Confirm that those two cases were settled and are no longer required to be disclosed.
Response. Nationwide confirms that both "Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z" and "Lehman Brothers Holdings, Inc. (Debtors) and Giddens, James v NLIC and NMIC, et al." were settled and are no longer required to be disclosed.
4.	For Part II, Item 13, provide the appropriate disclosure for the other expenses of issuance and distribution for the contracts.
Response. Nationwide does not track the types of expenses contemplated by Item 511 of Regulation S-K on a product by product basis. The expenses incurred in offering this contract are part of the overall expenses that Nationwide incurs in offering all of its life and annuity products. It would be unduly burdensome to create estimated expenses for this contract.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

However, Nationwide represents that it will provide the estimated expenses required under Item 511 of Regulation S-K in its next Post-Effective Amendment filing.
5.	Provide the correct "Tandy" representation for this type of filing.
Response. Nationwide acknowledges all of the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
•	the registrant may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me direct at (614) 677-6123 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies